UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For March 14, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 14, 2003  -  Holding(s) in Company






                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SCOTISH WIDOWS INVESTMENT PARTNERSHIP LTD ON BEHALF OF LLOYDS TSB GROUP PLC, LLOYDS TSB BANK PLC AND SCOTTISH WIDOWS GROUP LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTER HOLDER                                     AMOUNT

STATE STREET NOMINEES LTD A/C XBY2               1,793,600
STATE STREET NOMINEES LTD A/C XBY3                 222,994
STATE STREET NOMINEES LTD A/C W36A                 303,751
STATE STREET NOMINEES LTD A/C W32L                 742,709
STATE STREET NOMINEES LTD A/C W3L2                  56,788
STATE STREET NOMINEES LTD A/C W33H               2,197,676
STATE STREET NOMINEES LTD A/C XBJ2               2,329,927
STATE STREET NOMINEES LTD A/C XBK2                 560,900
STATE STREET NOMINEES LTD A/C XBJ3                  68,885
STATE STREET NOMINEES LTD A/C W3J3               1,229,959
STATE STREET NOMINEES LTD A/C W3I8                  46,211
STATE STREET NOMINEES LTD A/C XBP7                 286,134
STATE STREET NOMINEES LTD A/C XBY4                 976,400
STATE STREET NOMINEES LTD A/C W39Q                  47,604
STATE STREET NOMINEES LTD A/C XBY5                  51,358
STATE STREET NOMINEES LTD A/C W32Z                  89,500
STATE STREET NOMINEES LTD A/C W39N                 601,874
STATE STREET NOMINEES LTD A/C W36U                 756,693
STATE STREET NOMINEES LTD A/C XBK6               1,169,619
STATE STREET NOMINEES LTD A/C XBS8                  11,912
STATE STREET NOMINEES LTD A/C W39F               4,958,494
STATE STREET NOMINEES LTD A/C W39J                  59,900
                                               ___________

                                                18,562,888
                                               ===========


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

107,403 SINCE LAST NOTIFICATION

8. Percentage of issued class

0.023%

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

12 MARCH 2003

11. Date company informed

13 MARCH 2003

12. Total holding following this notification

18,562,888

13. Total percentage holding of issued class following this notification

3.984%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS C MEYER, 020-7495-4950

16. Name and signature of authorised company official responsible for making this notification


P N HUSSEY, COMPANY SECRETARY

Date of notification

14 MARCH 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 14, 2003                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman